Exhibit 12.1

Nivalis Therapeutics, Inc.

Computation of Deficiency of Earnings to Fixed Charges

	Three Months
	Ended March 31,	Year Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands)
Earnings (loss):
Net loss	$(7,838)	(22,818)	(15,036)	(16,198)	(9,573)
Fixed charges (from below)	10	35	874	964	730
Total loss	$(7,828)	$(22,783)	$(14,162)	$(15,234)	$(8,843)

Fixed charges:
Interest expense	$—	$—	$568	$766	$527
Amortization of debt discount and issuance costs	—	—	277	165	167
Interest portion of rent expense	10	35	29	33	36
Total fixed charges	$10	$35	$874	$964	$730
Coverage deficiency	$7,838	$22,818	$15,036	$16,198	$9,573